Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The information contained in this section should be read in conjunction with (1) our unaudited condensed interim consolidated financial statements as of June 30, 2017 and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2016 and the other information contained in such annual report, particularly the information in Item 5 - “Operating and Financial Review and Prospects”. Our financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”).

Results of Operations

In February 2016, Tower acquired a fabrication facility in San Antonio, Texas from Maxim Integrated Products Inc. The acquisition was done through an indirectly wholly owned subsidiary of Tower, TowerJazz Texas Inc. (“TJT”). For additional information regarding the acquisition of TJT, see Note 3B to our consolidated financial statements as of December 31, 2016. Our consolidated financial statements include TJT’s balance sheet starting February 1, 2016 and TJT’s results of operations commencing immediately following such date.

The following table sets forth certain statement of operations data as a percentage of total revenues for the periods indicated.

	Six months ended June 30,
	2017	2016
Statement of Operations Data:
Revenues	100%	100%
Cost of revenues	74.0	77.0
Gross profit	26.0	23.0
Research and development expense	4.8	5.4
Marketing, general and administrative expense	5.0	5.6
Nishiwaki Fab restructuring and impairment cost (income), net	--	(0.1)
Operating profit	16.2	12.1
Interest expense, net	(0.6)	(1.1)
Other financing expense, net	(0.5)	(2.0)
Gain from acquisition, net	--	8.8
Other income, net	0.1	0.7
Profit before tax	15.2	18.5
Income tax expense	(0.7)	(0.7)
Net profit	14.5	17.8
Net income attributable to the non-controlling interest	(0.5)	(0.1)
Net profit attributable to the company	14.0%	17.7%

The following table sets forth certain statement of operations data for the periods indicated (in thousands):

	Six months ended June 30,
	2017	2016
Statement of Operations Data:
Revenues	$675,139	$583,046
Cost of revenues	499,310	448,971
Gross profit	175,829	134,075
Research and development expense	32,200	31,267
Marketing, general and administrative expense	33,475	32,443
Nishiwaki Fab restructuring and impairment cost (income), net	--	(627)
Operating profit	110,154	70,992
Interest expense, net	(4,281)	(6,355)
Other financing expense, net	(3,071)	(11,497)
Gain from acquisition, net	--	51,298
Other income, net	653	4,362
Profit before tax	103,455	108,800
Income tax expense	(4,682)	(3,905)
Net profit	98,773	104,895
Net income attributable to the non-controlling interest	(3,247)	(465)
Net profit attributable to the company	$95,526	$104,430

Six months ended June 30, 2017 compared to six months ended June 30, 2016

 Revenues. Revenues for the six months ended June 30, 2017 increased to $675.1 million, as compared to $583.0 million for the six months ended June 30, 2016. The increase in revenues of $92.1 million is mainly due to an increase in the number of wafers shipped, mostly from our Israeli and Japanese factories.

Cost of Revenues. Cost of revenues for the six months ended June 30, 2017 amounted to $499.3 million as compared to $449.0 million for the six months ended June 30, 2016. The $50.3 million increase in manufacturing cost is due to the variable costs required to manufacture and ship the larger amount of products which were shipped in the six months ended June 30, 2017 as compared to the six months ended June 30, 2016, directly resulting in the incremental $92.1 million revenues, as described above.

Gross Profit. Gross profit for the six months ended June 30, 2017 increased to $175.8 million as compared to $134.1 million for the six months ended June 30, 2016. The $41.8 million increase in gross profit resulted directly from the increase of $92.1 million in revenues, partially offset by the increase in manufacturing cost of revenues, as described above.

Research and Development. Research and development expense for the six months ended June 30, 2017, amounted to $32.2 million or 4.8% of revenue, as compared to $31.3 million or 5.4% of revenue recorded in the six months ended June 30, 2016.

Marketing, General and Administrative. Marketing, general and administrative expense for the six months ended June 30, 2017 amounted to $33.5 million or 5.0% of revenue, as compared to $32.4 million or 5.6% of revenue recorded in the six months ended June 30, 2016.

Nishiwaki Fab Restructuring and Impairment Cost (Income), Net. Nishiwaki Fab restructuring and impairment cost (income), net for the six months ended June 30, 2016 totaled net income of $0.6 million and is related to the 2014 cessation of operations of the Nishiwaki Fab in Japan.

Operating Profit. Operating profit for the six months ended June 30, 2017 increased to $110.2 million as compared to $71.0 million for the six months ended June 30, 2016. The $39.2 million increase in operating profit resulted mainly from the increased gross profit described above.

Interest Expense, Net. Interest expense, net of interest income for the six months ended June 30, 2017 decreased to $4.3 million as compared to $6.4 million for the six months ended June 30, 2016 mainly due to our early repayment of bank loans during 2016, and due to our increased level of cash and deposits.

Other Financing Expense, Net. Other financing expense, net for the six months ended June 30, 2017 decreased to $3.1 million as compared to other financing expense, net of $11.5 million for the six months ended June 30, 2016, mainly due to 2016 financing cost relating to the early repayment of Israeli banks’ loans executed during 2016.

Gain from Acquisition, Net. Gain from acquisition, net for the six months ended June 30, 2016, the Company recorded a gain from the acquisition of the San Antonio fabrication facility in the amount of $51.3 million, net. For more details, see note 3B to the financial statements for the year ended December 31, 2016.

Other Income, Net. Other income, net for the six months ended June 30, 2017 amounted to $0.7 million as compared with $4.4 million in the six months ended June 30, 2016, mainly due to lower amount of capital gains generated from the sale of several machinery and equipment tools.

Income Tax Expense. Income tax expense for the six months ended June 30, 2017 amounted to $4.7 million as compared to $3.9 million income tax expense in the six months ended June 30, 2016. The increase in tax expense resulted mainly from the increase in the profit before tax of TowerJazz Panasonic Semiconductor Co., Ltd. (“TPSCo”), the Company's majority owned Japanese subsidiary, due to the increased revenues from its third party foundry customers.

Net Profit. Net profit for the six months ended June 30, 2017 amounted to $95.5 million as compared to a net profit of $104.4 million for the six months ended June 30, 2016. The decrease in net profit in the amount of $8.9 million was mainly due to the $51.3 million net gain from the acquisition of the San Antonio facility during the six months ended June 30, 2016, as described above, partially offset by the increase of $41.8 million in gross profit described above.

Impact of Currency Fluctuations

We operate in three different regions: Japan, the United States and Israel. The functional currency of the United States and Israel entities is the US dollar (“USD”). The functional currency of our subsidiary in Japan is the Japanese Yen (“JPY”). Our expenses and costs are denominated mainly in New Israeli Shekels (“NIS”), USD, and JPY, our revenues are denominated mainly in USD and JPY and our cash from operations, investing and financing activities are denominated mainly in NIS, USD, and JPY. Therefore, we are exposed to the risk of currency exchange rate fluctuations in Israel and Japan.

The USD costs of our operations in Israel are influenced by changes in the USD to NIS exchange rate with respect to costs that are denominated in NIS. During the six months ended June 30, 2017, the USD depreciated against the NIS by 9.1%, as compared to 1.4% depreciation during the six months ended June 30, 2016.

The fluctuation of USD against the NIS can affect our results of operations. Appreciation of the NIS has the effect of increasing the cost, in USD terms, of some of our Israeli purchases and labor NIS denominated costs, which may lead to erosion in our profit margins. We use foreign currency cylinder transactions to hedge a portion of this currency exposure to be contained within a pre-defined fixed range. In addition, we executed swap hedging transactions to fully hedge our exposure to the fluctuation of USD against the NIS to the extent it relates to our non-convertible Series G debentures which are denominated in NIS.

The majority of TPSCo revenues are denominated in JPY and the majority of the expenses of TPSCo are in JPY, which limits the exposure to fluctuations of the USD / JPY exchange rate on TPSCo’s results of operations, as the impact on the revenues will be mostly offset by the impact on the expenses. In order to mitigate the net exposure to the USD / JPY exchange rate over the net profit margins, we have engaged in cylinder hedging transactions to contain the currency’s fluctuation within a pre-defined fixed range. During the six months ended June 30, 2017, the USD depreciated against the JPY by 4.4%, as compared to 14.6% depreciation during the six months ended June 30, 2016. The effect of USD depreciation on TPSCo’s assets and liabilities is presented in the Cumulative Translation Adjustment (“CTA”) as part of Other Comprehensive Income (“OCI”) in the balance sheet.

Liquidity and Capital Resources

As of June 30, 2017, we had an aggregate amount of $483.6 million in cash, cash equivalents and short term deposits, as compared to $389.4 million as of December 31, 2016. The main cash activities during the six months ended June 30, 2017 included: $166.4 million positive cash flow generated from operating activities; $27.0 million proceeds received from exercise of warrants and options, net; $81.7 million invested in property and equipment, net; $17.5 million debt repaid; $4.4 million dividend paid to Panasonic by TPSCo; and an impact of the JPY foreign exchange rate fluctuation in the amount of $4.3 million (which was mostly offset by a similar impact on the Japanese loans’ balance).

As of June 30, 2017, the outstanding principal amount of bank loans was $160.9 million, of which $44.2 million was presented as short term. As of such date, we had an aggregate principal amount of $180.0 million in debentures on our balance sheet. As of June 30, 2017, we had a carrying amount of $159.7 million of bank loans and $177.5 million of debentures in our balance sheet.

Additional Information

The analysis in this Management’s Discussion and Analysis of Financial Condition and Results of Operations is derived from our unaudited condensed interim consolidated financial statements as of June 30, 2017 and June 30, 2016 and related notes for the six months then ended which were prepared in accordance with US GAAP. Information of our results of operations for the six months ended June 30, 2017 and balance sheet as of June 30, 2016 under International Financial Reporting Standards (“IFRS”) is provided on a voluntary basis, including reconciliation from US GAAP to IFRS, and provided in Note 4 of our unaudited condensed interim consolidated financial statements as of June 30, 2017.